Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281160

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated May 5, 2025)

STARDUST POWER INC.

Up to 5,519,087 Shares of Common Stock

Up to 1,056,659 Shares of Common Stock Underlying Warrants

Up to 5,566,667 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated May 5, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-281160). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale from time to time by the selling securityholders named in this Registration Statement or their permitted transferees (the “Selling Securityholders”) of the following:

(i) up to 5,519,087 shares of common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(a)	up to 12,777 shares of Common Stock issued to former GPAC II Public Shareholders (as defined in the Prospectus) at Closing (as defined in the Prospectus) pursuant to certain Non-Redemption Agreements (as defined in the Prospectus);

(b)	up to 400,000 shares of Common Stock (including 100,000 shares that are subject to forfeiture) issued to the Sponsor at Closing in exchange for an equivalent number of Class B ordinary shares, par value $0.0001 per share, of GPAC II that were originally purchased for approximately $0.03 per share;

(c)	up to 107,754 shares of Common Stock issued to PIPE Investors (as defined in the Prospectus) at Closing pursuant to certain PIPE Subscription Agreements (as defined in the Prospectus) at a purchase price of $93.50 per share;

(d)	up to 202,498 shares of Common Stock held by holders of vested RSU awards;

(e)	up to 4,239,390 shares of Common Stock issued to certain third parties and affiliates of Stardust Power at Closing (which in each case were issued as consideration in the Business Combination (as defined in the Prospectus) based on a value of $100.00 per share); and

(f)	up to 556,666 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Prospectus); and

(ii) up to 5,566,667 Private Warrants, which were originally purchased at a price of $1.50 per Private Warrant.

We will not receive any proceeds from the sale of shares of Common Stock or Warrants (as defined in the Prospectus) by the Selling Securityholders pursuant to the Prospectus or in any supplement to the Prospectus, except upon the exercise of Warrants.

The shares of Common Stock, not including Common Stock issuable upon exercise of the Warrants, being offered for resale pursuant to the Prospectus or in any supplement to the Prospectus by the Selling Securityholders represent approximately 91.74% of shares of Common Stock (and assuming the exercise of all Warrants, 93.15% of Common Stock) outstanding as of April 28, 2025. Given the substantial number of shares of Common Stock being registered for potential resale by Selling Securityholders pursuant to the Prospectus and this prospectus supplement, the sale of shares of Common Stock or Warrants by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of holders of Common Stock or Warrants intend to sell such securities, could increase the volatility of the market price of our Common Stock or Warrants or result in a significant decline in the public trading price of our Common Stock or Warrants. Even if our trading price of Common Stock is significantly below $100.00 per share, the offering price for the units offered in the IPO (as defined in the Prospectus), certain of the Selling Securityholders may still have an incentive to sell shares of Common Stock, because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock.

We will only receive proceeds from the exercise of Warrants if and when the holders of the Warrants choose to exercise them. The exercise of the Warrants, and any proceeds we may receive from their exercise, are highly dependent on the price of our Common Stock and the spread between the exercise price of the Warrants and the price of our Common Stock at the time of exercise. If the market price of our Common Stock is less than the exercise price of a holder’s Warrants, it is unlikely that holders will choose to exercise. There can be no assurance that the Warrants will be in the money prior to their expiration. In addition, our Warrant holders have the option to exercise the Warrants on a cashless basis in certain circumstances. See “Description of Securities - Warrants” in the Prospectus. As such, it is possible that we may never generate any cash proceeds from the exercise of our Warrants.

We will bear all costs, expenses and fees in connection with the registration of the securities. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the securities.

Our registration of the securities covered by the Prospectus or in any prospectus supplement does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the Common Stock. The Selling Securityholders may offer and sell the securities covered by the Prospectus or in any prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read the Prospectus, this prospectus supplement and any prospectus supplement or amendment carefully before you invest in our Common Stock or Warrants.

Our Common Stock and Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “SDST” and “SDSTW,” respectively. On October 20, 2025, the last reported sales price of our Common Stock was $5.27 per share and the last reported sales price of our Warrants was $0.151 per Warrant.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2025

STARDUST POWER INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 E. Putnam Ave, Suite 378, Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(800) 742-3095

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Global Market
Redeemable warrants, each lot of 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00	SDSTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On October 21, 2025, Stardust Power Inc. ( the “Company”) issued a press release announcing that it has entered into a non-binding letter of intent with Prairie Lithium Limited, an Australian-based company, for the supply of 6,000 metric tons per annum of lithium carbonate equivalent in the form of lithium chloride. The transaction is subject to the negotiation and execution of a definitive agreement by the parties.

A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release, dated October 21, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2025	STARDUST POWER INC.

/s/ Roshan Pujari
Roshan Pujari
Chief Executive Officer

Exhibit 99.1

Stardust Power Secures Strategic North American Lithium Supply with Prairie Lithium

GREENWICH, Conn. – October 21, 2025 – Stardust Power Inc. (NASDAQ: SDST) (“Stardust Power” or the “Company”), an American developer of battery-grade lithium carbonate, announced today that it has executed a Letter of Intent (the “Agreement”) with Prairie Lithium for the supply of 6,000 metric tons per annum of lithium carbonate equivalent (“LCE”) in the form of lithium chloride (“LiCl”). The lithium chloride is sourced from the Prairie Lithium Project in Saskatchewan, Canada and will be used as feedstock at Stardust Power’s lithium processing facility in Muskogee, Oklahoma. This Agreement marks a significant source of supply as the Company eyes a Final Investment Decision (“FID”) and the start of major construction.

The supply Agreement with Prairie Lithium provides a foundation for near-term feedstock that enables the Company to accelerate its business model, strengthen customer engagement, and further de-risk the development of Phase 1. This Agreement also preserves flexibility for future phases to incorporate multiple chlorides as production scales. A key strength of Stardust Power’s strategy lies in its large central refinery engineered to process multiple approved lithium chloride inputs. This design enables efficient aggregation of feedstock and scalable production of battery-grade lithium carbonate. Supporting this approach, the Company continues to work with multiple producers and developers to bring their products to market, positioning itself as a critical hub in North America’s lithium supply chain.

Under the Agreement, feedstock will be delivered to the Port of Muskogee’s Free Trade Zone, which offers strategic access to established water, road, and rail networks. The Free Trade Zone designation provides potential advantages such as tariff exemptions and reduced import duties. Initial deliveries are scheduled to begin as early as 2027, with volumes scaling up to 6,000 metric tons per annum with the opportunity for additional volumes. Prairie Lithium’s Preliminary Economic Statement identifies up to 17,000 metric tons per annum of production capacity. Early shipments can be stored in on-site tanks to build sufficient reserves for commissioning and ramp-up of the facility, with ongoing storage maintained to ensure uninterrupted supply. The Agreement is non-binding and subject to negotiation and execution of a definitive agreement. The Agreement spans an initial six-year term, with two additional six-year extension options at Stardust Power’s discretion, enabling up to 18 years of secure, feedstock supply.

“Securing reliable, high-quality feedstock is critical to scaling our lithium refining operations. Prairie Lithium is a valuable source that aligns with our commitment to a secure a sustainable North American supply chain. This Agreement strengthens our ability to meet growing demand while maintaining operational efficiency,” commented Pablo Cortegoso, Chief Technical Officer and Co-Founder of Stardust Power.

The Prairie Project is situated in the Williston Basin of southeast Saskatchewan, Canada, a region renowned for its long history of oil and gas production. The Project has been de-risked through the development of multiple well-pad sites and production of initial samples, and it benefits from access to critical infrastructure, including electricity, fresh water, paved highways, and railroads, spanning approximately 350,000 acres of mineral rights.

“We are proud to partner with Stardust Power to supply high-quality lithium feedstock for the U.S. market. It highlights the value of cooperation between trusted strategic allies in securing a clean energy supply chain and demonstrates the strength of Prairie’s resources and our commitment to supporting scalable, sustainable lithium production critical to North America’s energy security” said Paul Lloyd, Managing Director of Prairie Lithium.

This Agreement significantly strengthens Stardust Power’s commercial position, unlocking access to new financing avenues including project-level debt and equity. It also represents a major de-risking step as the Company moves closer to full-scale construction and commissioning. With permitting in the advanced stages, ground already broken at the Muskogee site, and an initial offtake Agreement signed, Stardust Power is demonstrating strong operational execution and clear momentum. These milestones collectively underscore the Company’s rapid progress from development to operations, reinforcing its ability to deliver key objectives and accelerate speed to market. Stardust Power is well-positioned to capitalize on growing demand for domestic supply and refining of critical minerals, presenting a compelling opportunity for long-term shareholder value creation.

About Stardust Power Inc.

Stardust Power is a developer battery-grade lithium carbonate designed to bolster America’s energy security through resilient supply chains. The Company is building a strategically located lithium refinery in Muskogee, Oklahoma, with the capacity to produce up to 50,000 metric tons of battery-grade lithium carbonate annually. Committed to sustainability at every stage, Stardust Power trades on Nasdaq under the ticker “SDST.”

About the Prairie Lithium Project

PL9’s Prairie Lithium Project is located in the Williston Basin of Saskatchewan, Canada. Located in one of the world’s top mining friendly jurisdictions, the projects have easy access to key infrastructure including electricity, natural gas, fresh water, paved highways and railroads. The projects also aim to have strong environmental credentials, with Prairie Lithium targeting to use less freshwater, land and waste, aligning with the Company’s sustainable approach to lithium development.

For more information, visit www.stardust-power.com

Stardust Power Contacts

For Investors:

Johanna Gonzalez

investor.relations@stardust-power.com

For Media:

Michael Thompson

media@stardust-power.com

Cautionary Note Regarding Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995 and other applicable securities laws, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects. These statements may include, without limitation, statements regarding management’s expectations about future business strategies, financial performance, operating results, growth opportunities, market developments, competitive position, regulatory outlook, and other statements of future events or expectations. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “target,” “will,” “could,” “should,” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are not guarantees of future performance. They are based on current expectations, estimates, forecasts, and assumptions that involve significant risks and uncertainties, many of which are beyond the Company’s control and are difficult to predict. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including but not limited to: macroeconomic conditions; inflationary pressures; changes in interest rates; supply chain disruptions; evolving consumer demand; competitive and technological developments; regulatory or legal changes; litigation exposure; cybersecurity threats; fluctuations in foreign exchange rates; and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including the “Risk Factors” section of its most recent Annual Report on Form 10-K and subsequent filings on Form 10-Q and 8-K.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by law, the Company assumes no obligation and expressly disclaims any duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, even if subsequent events cause expectations to change.

This press release may contain material nonpublic financial information, which should be considered in light of the Company’s periodic reports and public disclosures filed with the SEC. Investors are encouraged to review these filings—which are available on the SEC’s website—for a more complete understanding of the Company’s financial condition and business risks.